Exhibit 99.1

Wowo Limited Announces Change of Auditor

BEIJING, July 7, 2016 – Wowo Limited (the “Company”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced the appointment of Ernst & Young Hua Ming LLP (“Ernst & Young”) as the Company’s new independent registered public accounting firm.

Ernst & Young replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent auditor, effective July 7, 2016. The appointment of Ernst & Young has been approved by the Company’s audit committee.

The Company’s decision to change its auditor was not the result of any disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

About Wowo Limited

JM Wowo currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JM Wowo has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JM Wowo is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JM Wowo has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JM Wowo works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Contact:

Lichao Zhao, IR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: 86-183 2119 5582

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200